UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                               AMENDMENT NO. 5 TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              DERMA SCIENCES, INC.
                              --------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    249827106
                             -----------------------
                                 (CUSIP Number)


                                 Bruce F. Wesson
                             Senior Managing Member
                                Claudius, L.L.C.
                           610 Fifth Avenue, 5th Floor
                               New York, NY 10020
                                 (212) 218-4990
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  MARCH 7, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies with the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).


                                                               Page 1 of 9 Pages

          Page 2 of 9 of the initial Schedule 13D pertaining to the Common Shares of Derma Sciences, Inc., a Pennsylvania corporation, filed with the Securities and Exchange Commission ("SEC") on February 6, 1998 for an event on January 23, 1998 and subsequently amended on September 18, 1998 by Amendment No. 1 and on August 24, 1999 by Amendment No.2, and on January 10, 2000 by Amendment No. 3 and on August 7, 2000 by Amendment No. 4, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO.   249827106                                     PAGE  2  OF  9  PAGES
          -------------                                        ---    ---
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Galen Partners III, L.P.
-------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                         (b)[X]
-------------------------------------------------------------------------------
     3    SEC USE ONLY

-------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          WC
-------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) OR 2(E)                                             [ ]
-------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
  NUMBER OF
                                   3,241,462 (see Item 5(a))
    SHARES          -----------------------------------------------------------
                       8    SHARED VOTING POWER
 BENEFICIALLY
                                   0
   OWNED BY         -----------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER
     EACH
                                   3,241,462
   REPORTING        -----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
 PERSON WITH
                                   0
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,241,462
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               57.17%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON

               PN
--------------------------------------------------------------------------------

          Page 3 of 9 of the Schedule 13D, as amended, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   249827106                                     PAGE  3  OF  9  PAGES
          -------------                                        ---    ---
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Galen Partners International III, L.P.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) OR 2(E)                                             [ ]
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
  NUMBER OF
                                   293,732 (see Item 5(a))
    SHARES          -----------------------------------------------------------
                       8    SHARED VOTING POWER
 BENEFICIALLY
                                   0
   OWNED BY         -----------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER
     EACH
                                   293,732
   REPORTING        -----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
 PERSON WITH
                                   0
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               293,732
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.18%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON

               PN
--------------------------------------------------------------------------------

          Page 4 of 9 of the Schedule 13D, as amended, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   249827106                                     PAGE  4  OF  9  PAGES
          -------------                                        ---    ---
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Galen Employee Fund III, L.P.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) OR 2(E)                                             [ ]
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
  NUMBER OF
                                   13,290 (see Item 5(a))
    SHARES          -----------------------------------------------------------
                       8    SHARED VOTING POWER
 BENEFICIALLY
                                   0
   OWNED BY         -----------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER
     EACH
                                   13,290
   REPORTING        -----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
 PERSON WITH
                                   0
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               13,290
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.23%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON

               PN
--------------------------------------------------------------------------------

          The first paragraph of Item 1 of the Schedule 13D is hereby amended to read in its entirety as follows:

          "This statement covers a total of 3,548,484 fully diluted shares of Common Stock, $.01 par value per share (the "Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Issuer"). The Reporting Persons (as defined in Item 2 hereof) as of the date hereof hold an aggregate of (i) 57,000 shares of Common Stock, (ii) 125,000 shares of Series A Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series A Preferred Shares"), which as of the date hereof are convertible into an aggregate of 125,000 shares of Common Stock, (iii) 416,667 shares of Series B Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series B Preferred Shares"), which as of the date hereof are convertible into an aggregate of 416,667 shares of Common Stock, (iv) 500,000 shares of Series C Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series C Preferred Shares"), which as of the date hereof are convertible into an aggregate of 500,000 shares of Common Stock,
          (v) 412,500 Warrants which as of the date hereof may be exercised for an aggregate of 412,500 shares of Common Stock, (vi) Convertible Bonds due August 15, 2000 (the "August 15 Convertible Bonds") which are presently convertible into (x) 50,000 shares of Series C Convertible Preferred Stock, which as of the date hereof would be presently convertible into an aggregate of 50,000 shares of Common Stock and (y) 55,000 warrants which as of the date hereof would be presently exercisable for an aggregate of 31,350 shares of Common Stock, (vii) Convertible Bonds due December 31, 2000 (the "December 31 Convertible Bonds") which are presently convertible into (x) 900,000 shares of Series D Convertible Preferred Stock, $0.01 par value per share (the "Series D Preferred Shares"), which as of the date hereof, would be presently exercisable for an aggregate of 900,000 shares of Common Stock and (y) 990,000 warrants which as of the date hereof, would be presently exercisable for an aggregate of 564,300 shares of Common Stock and (viii) 491,667 warrants (together with the warrants in clauses (v), (vi) and (vii) above, the "Warrants"), which as of the date hereof may be exercised for an aggregate of 491,667 shares of Common Stock. The Common Stock, Series A Preferred Shares, Series B Preferred Shares, August 15 Convertible Bonds, Series C Preferred Shares, December 31 Convertible Bonds, Series D Preferred Shares and Warrants are referred to herein, collectively, as the "Securities".

          The second paragraph of Item 3 of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

          "75,000 of the Series A Preferred Shares and the 75,000 of the Warrants were acquired by the Reporting Persons through the conversion, effected on or about January 23, 1998, of certain Convertible Debentures due 1998 of the Issuer ("The Series A Debentures"). The Reporting Persons acquired Series A Debentures in an aggregate principal amount of $300,000 for $300,000 in cash. The remaining 50,000 shares of the Series A Preferred Shares were acquired through converting 50,000 shares of Common Stock, which were previously acquired by the Reporting Persons at a purchase price of $5.00 per share for an aggregate amount of $250,000 in cash, into an equal number of shares of Series A Preferred Stock. The Series B Preferred Shares and 2,083,334 of the Warrants were acquired by the Reporting Persons through the conversion, effected on or about September 9, 1998, of certain Convertible Debentures due 1998 of the Issuer ("The Series B Debentures"). The Reporting Persons acquired Series B Debentures in an aggregate principal amount of $2,500,000 for $2,500,000 in cash. The Reporting Persons acquired the August 15 Convertible Bonds in an aggregate principal amount of $400,000 for $400,000 in cash. The Reporting Persons acquired the December 31 Convertible Bonds in an aggregate principal amount of $450,000 for $450,000 in cash. 500,000 of the Series C Preferred Shares and 412,500 of the Warrants were acquired by the Reporting Persons through the conversion, effected on or about July 26, 2000, of certain of the August 15 Convertible Bonds of the Issuer. The Reporting Persons acquired 57,000 shares of Common Stock in consideration of the extension to January 7, 2002 of the maturity dates of the August 15 Convertible Bonds and the December 31 Convertible Bonds. Each Reporting Person paid its pro rata share of the acquisition price of the Securities based upon the number of Common Shares, Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, August 15 Convertible Bonds, December 31 Convertible Bonds and Warrants it received."

          Item 5, subpart (a) of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

          (a) Each Reporting Person owns or has the right to acquire the number of securities shown opposite its name:

========== ============= ============= ============ ============ ===============
   (1)          (2)          (3)           (4)           (5)           (6)
---------- ------------- ------------- ------------ ------------ ---------------
                         Number of
                         Shares of
                         Common Stock
                         into which    Number of
                         Series A,     Shares of
                         Series B,     Common Stock              Percentage of
                         Series C and  which may be              Outstanding
                         Series D      acquired     Total of     Shares of
           Number of     Preferred     pursuant to  Columns      Common Stock
Reporting  Shares of     Stock is      exercise of  (2), (3)     (see Note
Person     Common Stock  Convertible   Warrants     and (4)      below)
========== ============= ============= ============ ============ ===============
Galen            51,764     1,819,517    1,370,181    3,241,462       57.17%
---------- ------------- ------------- ------------ ------------ ---------------
Galen Intl        5,009       164,698      124,025      293,732        5.18%
---------- ------------- ------------- ------------ ------------ ---------------
GEF                 227         7,452        5,611       13,290        0.23%
---------- ------------- ------------- ------------ ------------ ---------------
   Total         57,000     1,991,667    1,499,817    3,548,484       62.58%
========== ============= ============= ============ ============ ===============


          Note: The percentages shown in each row of column (6) were calculated, for each respective row, by (i) adding the total in the bottom row of column (5) to 2,120,940 (the number of shares of Common Stock outstanding as of September 30, 2000, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter then ended (the "Total Adjusted Outstanding Shares"), then (ii) dividing the amount in column (5) by the Total Adjusted Outstanding Shares, and then
(iii) expressing such quotient in terms of a percentage.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date:  March 16, 2001                   GALEN PARTNERS III, L.P.
                                        By:  Claudius, L.L.C.


                                        By: /s/ Bruce F. Wesson
                                           ------------------------------------
                                        Managing Member


                                        GALEN PARTNERS
                                        INTERNATIONAL III, L.P.
                                        By:  Claudius, L.L.C


                                        By: /s/ Bruce F. Wesson
                                           ------------------------------------
                                        Managing Member


                                        GALEN EMPLOYEE FUND III, L.P.
                                        By:  Wesson Enterprises, Inc


                                        By: /s/ Bruce F. Wesson
                                           ------------------------------------
                                        President


[Signatures continued on next page.]

                                        CLAUDIUS, L.L.C.


                                        By: /s/ Bruce F. Wesson
                                           ------------------------------------
                                                     Managing Member


                                        WESSON ENTERPRISES, INC.


                                        By: /s/ Bruce F. Wesson
                                           ------------------------------------
                                                      President


                                        WILLIAM R. GRANT


                                        By: /s/ Bruce F. Wesson
                                           ------------------------------------
                                             Bruce F. Wesson, Attorney-In-Fact


                                        BRUCE F. WESSON


                                        /s/ Bruce F. Wesson
                                        ---------------------------------------
                                             Bruce F. Wesson, Attorney-In-Fact


                                        L. JOHN WILKERSON


                                        By: /s/ Bruce F. Wesson
                                           ------------------------------------
                                             Bruce F. Wesson, Attorney-In-Fact


                                        DAVID JAHNS


                                        By: /s/ Bruce F. Wesson
                                           ------------------------------------
                                             Bruce F. Wesson, Attorney-In-Fact


                                        SRINI CONJEEVARAM


                                        By: /s/ Bruce F. Wesson
                                           ------------------------------------
                                             Bruce F. Wesson, Attorney-In-Fact


                                        ZUBEEN SHROFF


                                        By: /s/ Bruce F. Wesson
                                           ------------------------------------
                                             Bruce F. Wesson, Attorney-In-Fact